Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (collectively, the “Securityholders”) of common shares (“Pretivm Shares”) and holders of options (“Pretivm Options”) of Pretium Resources Inc. (the “Company” or “Pretivm”) will be held virtually via live audio webcast available online using the Summit meeting platform at https://meetnow.global/MAZZWNK for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated December 16, 2021 (the “Interim Order”), for Securityholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of Pretivm dated December 16, 2021 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving Pretivm, Newcrest Mining Limited (the “Purchaser” or “Newcrest”), its indirect wholly-owned subsidiary, Newcrest BC Mining Ltd. (“Acquireco”), and the Securityholders under Section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by the Securityholders and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The Board of Directors of Pretivm (the “Board”) unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is December 8, 2021 (the “Record Date”) for determining Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered Securityholders as of December 8, 2021 are entitled to receive notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, proxy forms and, for registered holders of Pretivm Shares (“Registered Shareholders”), a letter of transmittal and election form.

Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of our Securityholders, employees, communities and other stakeholders, the Board and management have decided to conduct the Meeting virtually via live audio webcast at https://meetnow.global/MAZZWNK, using the Summit meeting platform. Registered Securityholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in the Circular. Beneficial holders of Pretivm Shares (the “Beneficial Shareholders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all Registered Securityholders and their duly appointed proxyholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Pretivm Options (“Optionholders”) must fill out the GREEN form of proxy. If you are both a Registered Shareholder and an Optionholder and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Shareholders and Optionholders who are unable to attend the virtual Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 2:00 p.m. (Vancouver time) on January 18, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof.

Registered Shareholders, Optionholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MAZZWNK. A Shareholder or Optionholder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Pretivm Shares and/or Pretivm Options, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST (1) submit your form of proxy (or proxies) or VIF, as applicable, AND (2) thereafter, register such proxyholder, all in accordance with the instructions set out in the Circular. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to participate in the Meeting (an “Invite Code”). Without an Invite Code, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Securityholders MUST visit http://www.computershare.com/Pretium and provide Computershare Investor Services Inc. with their proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with an Invite Code via email.

Proxies must be deposited with Computershare Investor Services Inc. no later than 2:00 p.m. (Vancouver time) on January 18, 2022 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting but will ensure that your vote will be counted if you are unable to attend. Beneficial Shareholders should carefully follow the instructions of their intermediaries to ensure that their Pretivm Shares are voted at the Meeting in accordance with such Shareholder’s instructions. Please refer to the section in the Circular entitled “Information Concerning the Meeting – Proxies and Voting – Beneficial Shareholder Voting” for information on how to vote your securities if you are a Beneficial Shareholder.

The form of proxy and the VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, the management of Pretivm knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Shareholders who are planning on returning the accompanying form of proxy or VIF are encouraged to review the Circular carefully before submitting the proxy form or VIF. It is the intention of the persons named in the enclosed form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

Pursuant to and in accordance with the Interim Order and the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each Registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, Registered Shareholders must (i) deliver a written notice of dissent to the Arrangement Resolution to Pretivm, by mail to Pretium Resources Inc. c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Sean Boyle, or by email to sean.boyle@blakes.com by not later than 4:00 p.m. (Vancouver time) on January 18, 2022 or two business days prior to any adjournment or postponement of the Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of section 238 of the BCBCA, as modified and supplemented by the Interim Order the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix I – “Dissent Provisions of the BCBCA”, respectively, to the accompanying Circular.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as may be modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, will result in the loss of any right of dissent.

If you have any questions or require any assistance in completing your proxy, please contact Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Dated at Vancouver, British Columbia as of the 16 day of December, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF PRETIUM RESOURCES INC.

(signed) “Richard O’Brien”

Richard O’Brien

Board Chair

Pretium Resources Inc.